February 3, 2025

Bill Zarkalis
Chief Executive Officer
Titan America SA
1000 Bruxelles
Square de Mee  s 37, Belgium

        Re: Titan America SA
            Amendment No. 2 to Registration Statement on Form F-1
            Filed January 28, 2025
            File No. 333-284251
Dear Bill Zarkalis:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendement No. 2 to Registration Statement on Form F-1
Prospectus Summary
Recent Developments, page 23

1. We note you have disclosed preliminary, unaudited high and low estimates of
       Revenues, Net income, and Adjusted EBITDA for the year ended December 31, 2024.
       Please provide us with the following:
           Tell us how the ranges were determined and tell us the management assumptions that underlie the estimates;
           Tell us the remaining financial closing and analysis procedures yet to be finalized;
           and
           Confirm your understanding that if the financial statements for the year ended
           December 31, 2024 become available prior to the effective date of the registration statement, they will be included in your filing.
 February 3, 2025
Page 2

2. We note your disclosures in the second paragraph. If you choose to disclose preliminary results, please disclose whether or not the actual results are expected to differ materially from that reflected in the preliminary results. Additionally, address whether and how any components of your operating results are subject to change as a result of your year-end closing procedures and indicate when you expect to complete your closing procedures.
Capitalization, page 72

3. We note the footnotes describing the adjustments to Share premium and Retained earnings as of September 30, 2024 to arrive at As Adjusted balances. Please provide us with a reconciliation quantifying the items that make up the difference between
       Actual and As Adjusted balances as of September 30, 2024.
4. Consider placing footnote numbers next to the line items impacted by the descriptions, rather than above the As Adjusted column.
Choice of Forum/Governing Law, page 195

5. Please provide risk factor disclosure regarding your choice of forum provision and its impact on the rights of investors and any uncertainty about enforceability. Such risks should include, but not be limited to, potential increased costs to bring a claim and that these provisions can discourage claims or limit investors ability to bring a claim in a judicial forum that they find favorable.

       Also, your disclosure indicates such provision would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S.
       federal courts would have exclusive jurisdiction. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that your governing documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
       Securities Act or Exchange Act.
        Please contact Ranjit Singh Pawar at 202-551-2702 or Kimberly Calder at 202-551-
3701 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Jeffrey D. Karpf, Esq.